Exhibit 11.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I hereby consent to the inclusion in this Supplement to the Offering Circular of The Marquie Group, Inc. of my report dated September 13, 2019 relating to the consolidated financial statements of The Marquie Group, Inc. (formerly Music of Your Life, Inc.) for the years ended May 31, 2019 and 2018.

/s/ Michael T. Studer CPA P.C.

Michael T. Studer CPA P.C.

Freeport, New York

September 19, 2019